April 21, 2014

VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Larry L. Greene

Re:	Tortoise MLP Fund, Inc. (the “Fund”)
File Numbers 811-22409 & 333-176010

To the Commission:

On March 19, 2014, the Fund filed a post-effective amendment to its universal shelf registration statement on Form N-2 (the “Registration Statement”). The Fund received comments on the filing from Larry L. Greene of staff the Securities and Exchange Commission (the “Commission”). The following sets forth the comments of the Commission staff and the Fund’s response to those comments. The Fund has simultaneously filed another post-effective amendment to the Registration Statement to respond to the comments. The text of each comment has been included in this letter for your reference, and the Fund’s response is presented below each comment.

1. Comment: Confirm that the disclosure in the filing meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

Response: The Fund hereby makes such confirmation.

2. Comment: Disclosure under the heading “Leverage” in the Summary provides that holders of the MRP Shares are entitled to receive cash interest payments each quarter at a fixed rate until their redemption date. Please confirm whether the reference to “interest payments” is correct or whether it should be a reference to “distributions.”

Response: The disclosure has been revised to reference distributions.

3. Comment: Disclosure under the heading “Use of Proceeds” provides that the Fund’s “investments may be delayed if suitable investments are unavailable at the time or for other reasons.” If the delay stretches beyond three months, describe the reasons for and consequences of the delay. See Item 7.2 of Form N-2.

Response: The Fund’s disclosure clearly indicates that the Fund intends to invest the proceeds of any offering within approximately three months of the receipt of such proceeds. The Fund also articulates the circumstances under which it may take longer than three months to invest the proceeds and outlines the consequences of such a delay as required by Item 7.2 of Form N-2. The Fund confirms that it will comply with the requirements of Guide 1 to Form N-2 if the investment process is delayed more than six months.

4. Comment: Please revise the disclosure under the heading “Issuance of Additional Shares” on page 45 to convey the fact that the 25% limitation does not limit the number of times the Company may sell shares below NAV.

Response: The disclosure has been revised as requested

5. Comment: Please revise the disclosure in the second paragraph under the heading “Classification of the Board of Directors; Election of Directors” on page 53 to disclose that the classified board could discourage a change of control.

Response: The last sentence of the referenced paragraph currently provides that the staggered term of the board could prevent a change in control of the board, even though such a change in control might be in the best interests of stockholders.

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The Fund acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States. We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on the filing. As we have previously discussed, the Fund desires to have the Registration Statement declared effective as soon as possible. Please contact the undersigned at (816) 983-8362 or Steve Carman at (816) 983-8153.

Sincerely,

/s/ Eric J. Gervais

Eric J. Gervais